Exhibit 19.1

INSIDER TRADING POLICY

OF

FERMI INC.

Background

One of the principal purposes of the U.S. federal securities laws and UK securities laws is the protection of investors in the U.S. and UK securities markets through the assurance of fairness and the reduction of fraud in the markets. A major component of this effort is the prohibition on trading securities on the basis of or while in possession of “material nonpublic information” (as it is known in the U.S.) or “inside information” (as it is known in the UK), called “insider trading” or “insider dealing”. Stated simply, insider trading occurs when a person with access to a company’s material nonpublic information trades the company’s securities based on that information or “tips” the information to others or recommends the purchase or sale of the company’s securities.

The consequences for a violation of U.S. federal and state laws prohibiting insider trading can be severe. Penalties imposed by federal or state authorities can involve the disgorgement of any gain from the transaction along with substantial civil fines, court injunctions, criminal fines and jail terms. In addition, a person who tips information to others without his or her trading in the securities may also be liable for transactions by the person who received and traded on the information. The tipper who provided the information can be subject to the same penalties and sanctions as the tippee who trades, and the Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the tipper did not profit from the transaction. A violation of law, or even an investigation that does not result in prosecution, can tarnish a person’s reputation and perhaps permanently damage a career.

In the UK, the restrictions and obligations in relation to dealing in securities are governed by the European Union Market Abuse Regulation (596/2014) as brought into UK law through the European Union (Withdrawal) Act 2018 (“MAR”), the Criminal Justice Act 1993 (“CJA”) and the relevant provisions of the Disclosure Guidance and Transparency Rules sourcebook (the “DTRs”), specifically DTR3 and DTR5. Insider dealing is a serious criminal and regulatory offense. Under the CJA, on summary conviction of insider dealing in Magistrates’ Court, a person may serve up to six months’ imprisonment, a fine up to the statutory maximum or both. If a person is indicted for insider dealing in a Crown Court, a person may serve up to 10 years’ imprisonment, an unlimited fine, or both. Additionally, convicted individuals may be disqualified from acting as company directors under the Company Directors Disqualification Act 1986. The Financial Conduct Authority (“FCA”) may also impose civil penalties, prohibition orders and public censures. The FCA may also withdraw authorization of firms to operate in regulated markets.

Purpose

This Insider Trading Policy (this “Policy”) describes the policy and standards of Fermi Inc. and its subsidiaries (collectively, the “Company”) on the handling of confidential information about the Company and the companies with which the Company engages in transactions or does business. The Company’s Board of Directors adopted this Policy to promote compliance with U.S. federal, state and foreign securities laws, as well as UK securities laws, that prohibit certain persons who are aware of material nonpublic information about a company from: (i) engaging in transactions in the securities of that company; or (ii) providing material nonpublic information or inside information to other persons who may trade on the basis of that information. This Policy is divided into two parts. The first part states the policies, standards and prohibited activities applicable to all persons covered by this Policy, and the second part describes Company procedures and trading restrictions applicable to certain Company personnel to help prevent insider trading.

part I

1. Application of Policy

This Policy applies to all trading or other transactions in the Company’s securities, including, but not limited to, common stock, preferred stock, options, warrants and any other securities that the Company may issue at any time, such as notes, bonds and convertible securities, as well as derivative securities relating to any of the Company’s securities. It also applies to derivative securities not issued by the Company itself, such as exchange-traded options on Company securities.

This Policy applies to all directors and officers of the Company, the employees of the Company whose names or titles are listed on Exhibit A hereto (such employees, collectively with the directors and officers, the “Insiders” many of which are referred to under UK securities rules as persons discharging management responsibilities “PDMRs”). PDMRs are officers, directors and employees of the Company or its subsidiaries who have regular access to material, non-public information relating directly or indirectly to the Company and the power to take managerial decisions affecting future developments and business prospects of the Company. This means that the directors, the executive team, most other senior managers, and those designated as such by the Company’s Compliance Officer (in consultation with the Chief Executive Officer and the Chief Financial Officer) are PDMRs. A person whose role is limited to providing advice or recommendations to others, or to implementing decisions taken by others, will generally not be considered to be a PDMR.

This Policy applies to all other employees of the Company and all sales personnel and other agents, consultants and contractors of the Company who receive material nonpublic information of the Company (collectively with the Insiders, PDMRs and PDMR Associates, the “Covered Persons” and each a “Covered Person”).

This Policy also applies to any entities, including any corporations, companies, partnerships or trusts, that any Covered Person takes part in, influences or controls (collectively referred to herein as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the Covered Person’s own account.

In addition, this Policy applies to (i) family members who reside with Covered Persons (including spouse or equivalent partner under national law, children, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, in-laws and any other family members who have resided with Covered Persons for at least one year), (ii) family members who do not live in the Covered Person’s household but whose transactions in Company securities the Covered Person directs, controls or provides recommendations and (iii) non-family members who live in a Covered Person’s household (collectively, “Family Members”). Covered Persons are responsible for any transactions consummated by their Family Members and should treat transactions by Family Members for the purposes of this Policy and applicable securities laws as if they were for the Covered Person’s own account. Therefore, Covered Persons generally should avoid disclosing material nonpublic Company information to Family Members. It is also advisable to make these persons aware of the associated responsibilities and legal sanctions.

In the UK, the Family Members and Controlled Entities of PDMRs are subject to additional restrictions, and are known for the purposes of this Policy as “PDMR Associates”.

The Company is obliged under MAR to notify PDMRs of their obligations under MAR in writing, and accordingly a copy of this Policy shall be given by the Company to each PDMR. Each PDMR is obliged under MAR to notify each of their PDMR Associates of their obligations under MAR and to keep a copy of that notification. Accordingly, each PDMR must provide a copy of this policy to each of their PDMR Associates. It would also be prudent for the Company to provide a copy of this Policy to all other Insiders, irrespective of whether or not they are PDMRs or PDMR Associates.

The Company is also required by MAR to maintain a list of PDMRs and their PDMR Associates. All persons are required to fully participate with the Company and Compliance Officer and promptly provide all such information the Company and Compliance Officer shall require to comply with this requirement.

2. Insider Trading Policy

It is the policy of the Company that Covered Persons, Family Members and Controlled Entities (or any other person designated by this Policy or by the Compliance Officer (as described in Section 6(a)) as subject to this Policy) who are aware of material nonpublic information relating to the Company shall not, directly, or indirectly through other persons or entities:

(a) purchase or sell, or offer to purchase or sell, for their own account or for the account of a third party, directly or indirectly, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company;

(b) communicate material nonpublic information to (i.e., “tip”) any other person, including relatives and friends, who the Covered Person, Family Member or Controlled Entity reasonably could know might trade on the basis of such information, or otherwise disclose such information without the Company’s authorization, or recommend another person acquires, disposes of, or cancels or amends an order for, Company securities to which such information relates, or induces that person to make such an acquisition, disposal or cancellation or amendment of an order; or

(c) purchase or sell any security issued by another company while in possession of material nonpublic information (or inside information) about that other company when the information was obtained in the course of a Covered Person’s activities that involve the Company, or communicate that information to (or tip) any other person, including relatives and friends, or otherwise disclose the information without the Company’s authorization.

Additional restrictions relating to the pre-clearance of purchases or sales in Company securities applicable to all PDMRs and PDMR Associates are set out at Section 7(b) below.

Except as specifically stated herein, there are no exceptions to this Policy. Transactions thought to be necessary or justifiable for independent reasons (such an immediate need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy.

3. Exemption for Stabilisation

Stabilisation activities may be undertaken by the Company in accordance with MAR. Under MAR, stabilisation transactions benefit from a safe harbour exemption from the prohibitions on insider dealing and market manipulation, provided specific conditions are met. These include conducting stabilisation within a limited time period, ensuring appropriate disclosure and notification to the relevant authority (e.g. the FCA for UK trading venues), and adhering to adequate price limits. The transactions must also comply with the technical conditions set out in the applicable regulatory standards. Additionally, all stabilisation transactions must be reported to the FCA no later than the end of the seventh market session following the date of execution of such transactions.

4. Consequences of Violation

(a) Laws and Regulations. The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then engage in transactions in the Company’s securities, is prohibited by U.S. federal and state laws and UK securities laws. The SEC, U.S. attorneys and state enforcement authorities, the FCA, as well as enforcement authorities in foreign jurisdictions, vigorously pursue insider trading violations. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade or who tip inside information to others who trade, the U.S. federal securities laws and UK securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

(b) Company-Imposed Penalties. An individual’s failure to comply with this Policy may subject such person to Company-imposed sanctions, including dismissal for cause, whether or not such person’s failure to comply results in a violation of law. A violation of law, or even an SEC or FCA investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career (or result in their disqualification from being able to act as a director or officer).

(c) Individual Responsibility. Any individual subject to this Policy has ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company securities while in possession of material nonpublic information. Persons subject to this Policy shall not engage in illegal trading and shall avoid the appearance of improper trading. Each Covered Person is responsible for making sure that he or she complies with this Policy, and that any Family Member or Controlled Entity of such Covered Person also complies with this Policy. The responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws.

5. Definitions

(a) Material Information. The term “material” is not precisely defined in the securities laws; rather it is based on an assessment of the facts and circumstances and is often evaluated by governmental enforcement authorities with the benefit of hindsight. Information is generally considered material if it has market significance, meaning that a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. The following, while not an exclusive list, are some examples of information that ordinarily would be regarded as material:

●	periodic financial results;

●	specific projections of future earnings or losses or other earnings guidance, or significant changes to previously announced guidance or business prospects;

●	a pending or proposed significant acquisition or sale of assets or a merger, even if preliminary in nature;

●	a pending or proposed joint venture;

●	a significant change in the Company’s structure or in the relationships between the Company and its tenants, third-party vendors or partnerships with other companies;

●	a large financing or other financing transaction outside of the ordinary course;

●	an award or loss of a significant contract, tenant or supplier;

●	new or threatened litigation or resolution or impact of litigation;

●	a governmental, environmental or regulatory investigation or proceeding;

●	a stock split, offering of additional securities or change in dividend policy;

●	a significant change in management;

●	liquidity problems or impending bankruptcy or restructuring;

●	a change in the Company’s auditor or notification that the auditor’s report may no longer be relied upon;

●	significant related party transactions;

●	the establishment of a repurchase program for Company securities;

●	a significant change in the Company’s pricing or cost structure;

●	a significant cybersecurity incident, such as a data breach or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at Company facilities or through its information technology infrastructure; or

●	the imposition of an event-specific restriction on trading in Company securities or the securities of another company, or the extension or termination of such restriction.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger or acquisition, the point at which negotiations are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or before trading in or recommending transactions in securities to which that information relates.

Under UK securities laws, “inside information” is defined as information of a precise nature, which has not been made public, relating, directly or indirectly, to issuers or securities which, if it were made public, would be likely to have a significant effect on the price of those securities, or of related derivatives.

Information is deemed to be of a precise nature if it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred or which may reasonably be expected to occur, where it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of securities or related derivatives – i.e. there is a low bar for determining whether something can be precise. In this respect in the case of a protracted process that is intended to bring about, or that results in, particular circumstances or a particular event, those future circumstances or that future event, and also the intermediate steps of that process which are connected with bringing about or resulting in those future circumstances or that future event, may be deemed to be precise information. Information which, if it were made public, would be likely to have a significant effect on the prices of securities or derivative financial instruments means information a reasonable investor would be likely to use as part of the basis of his or her investment decisions. The Company should consult with its corporate broker on the application of the test and whether the information is likely to be used by an investor as part of the basis for their investment decision.

(b) Nonpublic Information. Information that has not been disclosed to the public is generally considered to be nonpublic information. Public disclosure usually means that the information has been widely disseminated, such as through newswire services, RNS and press releases, the Dow Jones “broad tape,” publication in a widely available newspaper, magazine or news website, broadcast on widely available radio or television programs or filed with the SEC and available on the SEC’s EDGAR website.

To be considered publicly disclosed, the information must have been widely disseminated in a manner to reach investors generally, for a sufficient amount of time to be adequately absorbed by the public. In the UK, information is “publicly disclosed” via a Regulatory News Service, or RNS. In the case of a small company that is not widely followed, as a general rule, information should not be considered fully absorbed by the marketplace until the conclusion of the second trading day after the information has been released to the public.

Nonpublic information may include:

●	information available to a select group of analysts or brokers or institutional investors;

●	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; or

●	information that has been entrusted to the Company on a confidential basis before a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two business days).

part II

In addition to the requirements of this Policy, the Company established the following procedures to facilitate compliance with this Policy and the laws prohibiting insider trading. The Company rigorously aims to prevent the possible appearance of any impropriety in this regard by the Company and its personnel.

6. Trading Blackout Periods

(a) Quarterly Blackout Periods. Trading in Company securities by Insiders and PDMRs is prohibited during the period of 30 calendar days prior to, and two full trading days following, publication by the Company of its annual and interim accounts, including any quarterly financial statements (a “Quarterly Blackout Period”). The Compliance Officer may permit a trade during this Quarterly Blackout Period in special and limited situations. Persons wishing to trade during a Quarterly Blackout Period must contact the Compliance Officer for approval at least five business days in advance of any proposed transaction. During these periods, Insiders generally possess or are presumed to possess material nonpublic information about the Company’s financial results.

(b) Other Blackout Periods. From time to time, circumstances or events may occur or be anticipated which are material to the Company and not publicly known. The Compliance Officer must be notified of the circumstances or events by the persons having that knowledge. If the circumstances or future event is widely known within the Company, then the Compliance Officer will notify all Company personnel of the existence of a special blackout period (a “Special Blackout Period” and together with a Quarterly Blackout Period, a “Blackout Period”). If, on the other hand, only a limited number of persons have such knowledge, then the Compliance Officer will notify only those limited persons of the Special Blackout Period. So long as the circumstances or event remains material and nonpublic, the persons so notified by the Compliance Officer shall not transact in Company securities. Additionally, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated persons should refrain from trading in Company securities even earlier than the typical Quarterly Blackout Period described above. In that situation, the Compliance Officer may notify those persons of a restriction from trading, without disclosing the reason for the restriction. The notification of an event-specific Special Blackout Period or extension of a Special Blackout Period or Quarterly Blackout Period shall not be communicated to other persons. In any event, a person possessing material nonpublic information must not trade in Company securities even though he or she has not been notified of a Special Blackout Period.

(c) Exceptions for 10b5-1 Trading Plans. Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides a defense from insider trading liability. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company securities that meets certain conditions specified in Rule 10b5-1 (a “10b5-1 Plan”). If the 10b5-1 Plan meets the requirements of Rule 10b5-1, the trading restrictions in this Policy will not apply, and transactions in Company securities may occur even when the person who has entered into the plan is aware of material nonpublic information.

To comply with this Policy, a 10b5-1 Plan must (i) be approved by the Compliance Officer at least five days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments must be reviewed and approved by the Compliance Officer at least five days in advance of being entered into) and (ii) meet the requirements of Rule 10b5-1. In general, a 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. All persons entering into a 10b5-1 Plan must operate in good faith with respect to such 10b5-1 Plan, meaning such person must enter into the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 and act in good faith with respect to the 10b5-1 Plan. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The 10b5-1 Plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of 90 days after the adoption or modification of the 10b5-1 Plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted or modified (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption or modification of the plan), and for persons other than directors or officers, 30 days following the adoption or modification of a 10b5-1 Plan. A person shall not enter into overlapping 10b5-1 Plans (subject to certain exceptions) and may only enter into one single-trade 10b5-1 Plan during any 12-month period (subject to certain exceptions). Directors and officers must include a representation in their 10b5-1 Plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b5-1.

(d) Participation in Fundraisings. PDMRs, PDMR Associates and other Insiders may participate in fundraisings by the Company, provided that (i) in the case of PDMRs only, the Company is not in a Quarterly Blackout Period or Other Blackout Period; and (ii) in the case of PDMRs, PDMR Associates and other Insiders, there is no unpublished inside information in relation to the Company that is not “cleansed” by its announcement at the time that the fundraising is announced. For example, if the Company was negotiating a material acquisition, and announcement of that acquisition was being delayed in accordance with MAR and not announced at the same time as the fundraising, PDMRs, PDMR Associates and other Insiders could not participate in the fundraising as they would be in possession of inside information at the time of the fundraising.

7. Notification and Disclosure

The legislation in both the U.S. and the UK requires filings and public disclosures to be made in certain circumstances after Insiders, PDMRs and PDMR Associates have dealt in Company securities.

Notifications by Insiders, PDMRs and PDMR Associates

Insiders, PDMRs and their PDMR Associates must make the following notifications in writing following every transaction conducted on their own account relating to Company securities, including acquiring, disposing of or subscribing for Company securities, or exercising options over the Company securities.

-	To the Company:

Notification using the template in Exhibit C, promptly and no later than three trading days after the date of the relevant transaction.

-	To the SEC:

Under the U.S. securities laws, directors, officers and greater than 10% beneficial owners of the Company’s common stock (each, a “Section 16 Insider”) are required to comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that (a) Section 16 Insiders will be required to report transactions in Company securities (usually within two business days of the date of the transactions) and (b) Section 16 Insiders who both purchase and then sell Company securities within a six-month period will be required to disgorge all profits to the Company whether or not they had knowledge of any insider information.

If you are a director or executive officer, you may be deemed to be an “affiliate” of the Company. Consequently, shares of Company common stock held by you may be considered to be “restricted securities” or “control securities,” the sale of which are subject to compliance with Rule 144 under the Securities Act of 1933, as amended. If this is the case, note that Rule 144 places limits on the number of shares you may be able to sell and provides that certain procedures must be followed before you can sell shares of Company common stock.

-	To the FCA:

Notification using the notification form available on the FCA’s website:

https://marketoversight.fca.org.uk/electronicsubmissionsystem/MaPo_PDMR_Introduction no later than the end of the third trading day of the relevant transaction. Notification to the FCA is not required where the aggregate of the value of a person’s notifiable transactions in any year does not exceed €5,000 (converted at the European Central Bank spot rate applicable at the end of the business day of completion of the relevant transaction). Note that for these purposes the value of a PDMR’s notifiable transactions is not aggregated with those of his or her PDMR Associates. The Company must also announce the dealing within two business days of receipt of the notification above. In practice, the Company will usually notify the FCA on behalf of PDMRs and their PDMR Associates provided that they have provided the appropriate notification to the Company in good time.

Notification of major shareholdings

Under DTR5, any person must notify the Company of the percentage of voting rights in the Company’s shares that person holds as a shareholder (or holds or is deemed to hold through his direct or indirect holding of financial instruments) if, as a result of an acquisition or disposal of shares or financial instruments, the percentage of those voting rights reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75%. This includes any change to a holding as a result of events changing the breakdown of voting rights – for example, an issue of shares that dilutes a person’s holding – irrespective of whether the person acquires or disposes of shares.

It should be noted that a person is deemed to have an indirect holding of shares to the extent that he is entitled to acquire, dispose of or exercise voting rights in them, irrespective of whether he is the registered holder or beneficial owner of them.

When a person has a notifiable interest under DTR5 he or she must notify the Company and the FCA as soon as possible and in any event within four trading days of the execution of the relevant trade using a Form TR1, available on the FCA’s Electronic Submission System (ESS).

The requirement applies to all persons (i.e. any shareholder), not just Insiders and PDMRs, but Insiders and PDMRs must note that this notification is in addition to the obligation to notify the Company of a dealing as summarized in the previous section and so requires a separate notification.

8. Administration and Pre-Clearance Procedures

Because Company personnel are likely to obtain material nonpublic information on a regular basis, the Company requires all Insiders, PDMRs and PDMR Associates to refrain from trading in Company securities, even outside of Quarterly Blackout Periods or Special Blackout Periods, without first pre-clearing the transactions.

(a) Compliance Officer. The Company has appointed the Chief Financial Officer or his or her designee as the Compliance Officer for this Policy. The duties of the Compliance Officer include assisting with implementation and enforcement of this Policy and pre-clearing all trading in Company securities by Insiders, PDMRs and PDMR Associates in accordance with the procedures set forth below. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review. The Compliance Officer shall be responsible for updating Exhibit A hereto from time to time.

(b) Pre-clearance Procedures. Each Insider, PDMR and PDMR Associate shall not engage in any transaction in Company securities, including bona fide gifts, without first obtaining pre-clearance of the transaction from the Compliance Officer before the trade may occur in the form provided at Exhibit B. This pre-clearance also applies to transactions by Family Members whose pre-clearance will be obtained by the appropriate Insider on behalf of those Family Members. A request for pre-clearance shall be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer will determine whether to permit the transaction based on compliance with this Policy. If pre-clearance to engage in the transaction is denied, then the applicant must refrain (or instruct such Family Member to refrain, if applicable) from initiating the proposed transaction. A trade not executed within five days of receipt of pre-clearance will again be subject to pre-clearance.

Pre-clearance is not required for purchases and sales of securities under a 10b5-1 Plan once the applicable cooling-off period has expired. No trades shall be made under a 10b5-1 Plan until expiration of the applicable cooling-off period. With respect to any purchase or sale under a 10b5-1 Plan, the third party effecting transactions on behalf of the Insider shall be instructed by the Insider to send duplicate confirmations of all such transactions to the Compliance Officer.

9. Transactions Under Company Plans and Transactions Not Subject to this Policy

(a) Stock Incentive Plan. This Policy does not apply to the exercise of an employee stock option acquired under the Company’s stock incentive plan, or to the exercise of a tax withholding right to have the Company withhold option shares to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale of Company stock for the purpose of generating the cash needed to pay the exercise or purchase price of a stock option or incentive share award and/or withholding taxes.

(b) Gifts. Bona fide gifts of Company securities are not transactions subject to this Policy (other than the pre-clearance procedures for Insiders, PDMRs and PDMR Associates set forth in Section 7(b)), unless the person making the gift has reason to believe or is reckless in not knowing that the recipient intends to sell the Company securities while the donor is aware of material nonpublic information and the Company securities are gifted without consideration and the gift is not timed to exploit inside information. A PDMR who is aware of material nonpublic information may be permitted to make a gift to their PDMR Associate subject to this Policy if pre-clearance is obtained from the Company’s Compliance Office (or his/her designee) in accordance with Section 7(b) of this Policy. Both the person making the gift and the recipient of the gift are subject to the notification requirements set forth in Section 6 above.

(c) Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which a person elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

(d) 401(k) Plan. This Policy does not apply to purchases of Company securities in any Company 401(k) plan resulting from periodic contributions of money to the plan pursuant to a person’s payroll deduction election. This Policy does apply, however, to certain elections made under the 401(k) plan, including: (i) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company securities fund; (ii) an election to make an intra-plan transfer of an existing account balance into or out of the Company securities fund; (iii) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of the electing person’s Company securities fund balance; and (iv) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund. Sales of Company securities from a 401(k) account are also subject to Rule 144, and therefore affiliates shall ensure that a Form 144 is filed when required.

(e) Employee Stock Purchase Plan. This Policy does not apply to purchases of Company securities in any employee stock purchase plan resulting from periodic contributions of money to the plan pursuant to the election made at the time of such person’s enrollment in the plan. This Policy also does not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that such person elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to elections to participate in the plan for any enrollment period, and to sales of Company securities purchased pursuant to the plan.

(f) Dividend Reinvestment Plan. This Policy does not apply to purchases of Company securities under any Company dividend reinvestment plan resulting from reinvestments of dividends paid on Company securities. In order to participate in a Company dividend reinvestment plan PDMRs must have entered the plan outside of a Blackout Period and must not have had inside information at the time of entering the plan. Once enrolled, PDMRs cannot cancel or amend their participation during a Blackout Period.

This Policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions a person may choose to make to the dividend reinvestment plan, and to elections to participate in the plan or increase the level of participation in the plan. This Policy also applies to the sale of any Company securities purchased pursuant to the plan.

10. Special and Prohibited Transactions

(a) Short Sales. Section 16(c) of the Exchange Act prohibits officers and directors of the Company from engaging in short sales of Company equity securities (i.e., the sale of the security that the seller does not own and will subsequently acquire). A short sale of Company securities may indicate an expectation on the part of the seller that the security will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, a short sale of Company securities may reduce a Covered Person’s incentive to seek to improve the Company’s performance. For these reasons, Covered Persons are prohibited from engaging in short sales of Company securities, or writing a call option or purchasing a put option on Company securities.

(b) Margin Accounts and Pledged Securities. Securities held in a brokerage margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a broker’s margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure by the lender if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when a Covered Person is aware of material nonpublic information or otherwise is not permitted to trade in Company securities under this Policy, Covered Persons are prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan, unless a waiver for a specific loan transaction is approved by the Compliance Officer.

(c) Post-Termination Transactions. This Policy continues to apply to transactions in Company securities after termination of service to the Company, if an individual is in possession of material nonpublic information, until such time as the information has become public or is no longer material. The pre-clearance requirements set forth in Section 7(b), however, will cease to apply.

(e) Publicly Traded Options. Given the relatively short term of publicly traded options, transactions in options may create the appearance that a director, officer or employee is trading based on material nonpublic information and cause the focus of a director’s, officer’s or other employee’s attention to be on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

(f) Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such transactions may permit a director, officer or employee to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, directors, officers, PDMRs and employees are prohibited from engaging in any such transactions.

(g) Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved 10b5-1 Plans) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company securities.

11. Company Assistance

Persons having questions concerning this Policy or its application to specific circumstances or transactions may contact the Compliance Officer.

This Policy was approved by the Board of Directors of Fermi Inc. on September 30, 2025.

EXHIBIT A

Employees Deemed to be Insiders Under the Policy1

Chief Executive Officer
Chairman of the Board
President
Chief Financial Officer
Chief Power Officer
Executive Vice President
Chief Operating Officer

[1]	NTD: Company to provide the titles for additional employees deemed to be insiders under the policy.

EXHIBIT B

CLEARANCE TO TRADE REQUEST

Compliance Officer
Fermi Inc. (“Company”)
Miles@fermiamerica.com

[Date]

Application for clearance to trade in securities

I wish to apply [on behalf of my PDMR Associate, [details of PDMR Associate]] for clearance to trade under the Company’s Insider Trading Policy. By submitting this form, I confirm and agree that:

(a)	the information included in this form is accurate and complete;

(b)	I am not, (or, as applicable, my PDMR Associates is not,) in possession of material, non-public information relating to the Company or any of its securities;

(c)	if I (or, as applicable, my PDMR Associate) am given clearance, I (or, as applicable, my PDMR Associate) will do so as soon as possible and in any event within two business days of such clearance being given; and

(d)	if I become aware that I am, (or, as applicable, my PDMR Associates is), in possession of material, non-public information in relation to the Company or Company Securities before such trade takes place (regardless of whether or not clearance to trade has been given), I will immediately inform the Compliance Officer and I will refrain from trading (or, as applicable, I will ensure that my PDMR Associates will refrain from trading).

1.	Applicant
(a)	Name
(b)	Contact details (including email address and telephone number)
(c)	Ultimate beneficial owner of the relevant securities (if different from the applicant named above)

2.	Proposed trade
(a)	Description of the securities	[e.g. a share, an option, a derivative or a financial instrument linked to a share or other instrument.]
(b)	Number of securities	[If actual number is not known, provide a maximum amount (e.g. ‘up to 100 shares’ or ‘up to $1,000 of shares’).]
(c)	Nature of trade	[Description of the transaction type (e.g. acquisition; disposal; subscription; option exercise; settling a contract for difference, etc.).]
(d)	Name of broker with whom the trade was conducted
(e)	Other details	[Please include all other relevant details which might reasonably assist the person considering your application for clearance (e.g. transfer will be for no consideration).]

EXHIBIT C

SECURITY DEALING NOTIFICATION

Compliance Officer
Fermi Inc. (“Corporation”)
Miles@fermiamerica.com

[Date]

Transaction notification

In addition to the completion and submission of this security dealing notification to the Company, Persons Discharging Managerial Responsibilities (“PDMRs”) of the Company and their PDMR Associates must submit a notification via the FCA’s Electronic Submissions System (ESS) of the same information as soon as possible and in any event within four working days of the transaction occurring.

1.	Details of PDMR / PDMR Associate
(a)	Name	[Include first name(s) and last name(s).] [If the PDMR Associate is a legal person, state its full name including legal form as provided for in the register where it is incorporated, if applicable.]
(b)	Position / status	[For PDMRs, state job title e.g. CEO, CFO.] [For PDMR Associates, state that the notification concerns a PDMR Associate and the name and position of the relevant PDMR.]
(c)	Initial notification / amendment	[Please indicate if this is an initial notification or an amendment to a prior notification. If this is an amendment, please explain the previous error which this amendment has corrected.]

2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a)	Description of the financial instrument	[State the nature of the instrument e.g. a share, a debt instrument, a derivative or a financial instrument linked to a share or debt instrument.]
(b)	Nature of the transaction	[Description of the transaction type e.g. acquisition, disposal, subscription, contract for difference, etc.] [Please indicate whether the transaction is linked to the exercise of a share option program.] [If the transaction was conducted pursuant to an Investment Program or a Trading Plan, please indicate that fact and provide the date on which the relevant Investment Program or Trading Plan was entered into.]
(c)	Price(s) and volume(s)	[Where more than one transaction of the same nature (purchase, disposal, etc.) of the same financial instrument are executed on the same day and at the same place of transaction, prices and volumes of these transactions should be separately identified in the table above, using as many lines as needed. Do not aggregate or net off transactions.] [In each case, please specify the currency and the metric for quantity.]
(d)	Aggregated information Aggregated volume Price	[Please aggregate the volumes of multiple transactions when these transactions: • relate to the same financial instrument; • are of the same nature; • are executed on the same day; and • are executed at the same place of transaction.] [Please state the metric for quantity.] [Please provide: • in the case of a single transaction, the price of the single transaction; and • in the case where the volumes of multiple transactions are aggregated, the weighted average price of the aggregated transactions.] [Please state the currency.]
(e)	Date of the transaction	[Date of the particular day of execution of the notified transaction, using the date format: YYYY-MM-DD and please specify the time zone.]
(f)	Place of the transaction	[Please name the trading venue where the transaction was executed. If the transaction was not executed on any trading venue, please state ‘outside a trading venue’ in this box.]